ANNOUNCEMENT OF A MATERIAL FACT

Banco Itaú Holding Financeira S.A. (ITAÚ) and Itaúsa – Investimentos Itaú S.A. (ITAÚSA) announce that they have received official authorization from the Chilean Superintendency of Banks and Financial Institutions (SBIF) for the acquisition of the operations of BankBoston in Chile.

Begun in May of last year, this is an important and decisive step in the process of integration between ITAÚ and the Bank of America Corporation, as disclosed in the Material Facts published on May 2 2006, August 9 2006 and February 2 2007.

With the SBIF’s approval, ITÁU has now fulfilled all the conditions for the Bank to effectively initiate its business activities in Chile, scheduled for the second half of February.

This acquisition has implied the incorporation of the total shares of BKB Chile Holdings Inc. through the issue of 17,407 thousand new common shares of ITAÚ, to be delivered to the stockholders of BKB Chile Holdings, pursuant to the resolution of the Extraordinary General Meeting of December 26 2006.

With this operation, ITAÚ reaffirms its commitment to allocate capital to businesses that create additional stockholder value with a view to the Bank’s sustainability.

São Paulo, February 12 2007.

ALFREDO EGYDIO SETUBAL	HENRI PENCHAS
Investor Relations Officer	Investor Relations Officer
BANCO ITAÚ HOLDING FINANCEIRA S.A.	ITAÚSA – INVESTIMENTOS ITAÚ S.A.